UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2025

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Entry into Subscription Agreements

As previously reported in a Current Report on Form 6-K filed on October 15, 2024, Inventiva S.A. (the “Company”) entered into subscription agreements (collectively, the “T1 Subscription Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors ordinary shares of the Company or, in lieu thereof, pre-funded warrants to purchase ordinary shares (the ordinary shares and pre-funded warrants together, the “T1 Securities”) as part of a multi-tranche private placement.

Pursuant to the T1 Subscription Agreement, upon the satisfaction of applicable conditions precedent, each Investor agreed to enter into a separate subscription agreement (collectively, the “T2 Subscription Agreement”) with the Company to subscribe to, pro rata to the number of T1 Securities the Investor had subscribed to, a number of (i) new ordinary shares (the “T2 Shares”) to each of which one warrant to purchase ordinary shares is attached (the “Warrants”, and together with the T2 Shares, the “ABSAs”) or, in lieu thereof, pre-funded warrants to purchase ordinary shares (the “T2 PFWs”), to each of which one Warrant is attached (the T2 PFWs together with the Warrants, the “T2 PFW-BSAs”, and the T2 PFWs together with the T2 Shares and the Warrants, the “T2 Securities”).

Following the occurrence of the requisite conditions precedent, on May 2, 2025, the Company entered into the T2 Subscription Agreement with the Investors pursuant to which the Company agreed to issue and sell to the Investors an aggregate of (i) 42,488,883 ABSAs at a subscription price of €1.35 per ABSA and (ii) 43,437,036 T2 PFW-BSAs, at a subscription price of €1.34 per T2 PFW-BSA (the “T2 Transaction”) for aggregate gross proceeds of €115.6 million (or net proceeds of €108.5 million).

Each Warrant gives the holder the right to subscribe initially for 0.9 ordinary shares (to be issued), at a price of €1.50 per new ordinary share (corresponding to an exercise price per Warrant of €1.35), subject to the release by the Company of topline data by no later than June 15, 2027, announcing that any Key Primary Endpoint or Key Secondary Endpoint (each as defined in the T2 Subscription Agreement) in the Company’s Phase 3 NATiV3 clinical trial of lanifibranor in metabolic dysfunction-associated steatohepatitis, have been met. The maturity date of the Warrants is July 30, 2027.

The Company intends to use the net proceeds from the T2 Transaction, together with existing cash and cash equivalents, mainly to finance the continuation of the NATIV3 trial until the expected publication of the NATIV3 results, as well as the initiation of a compensated cirrhosis study.

The T2 Subscription Agreement contains representations and warranties and agreements of the Company and the Investors. The Company expects to issue the T2 Securities on May 7, 2025, subject to customary closing conditions.

The T2 Securities and the shares underlying the Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are offered pursuant to the exemption from registration provided in Section 4(a)(2) under the Securities Act.

The foregoing description of the T2 Subscription Agreement, and the terms and conditions of the securities to be issued thereunder are qualified in their entirety by reference to the form of T2 Subscription Agreement, a copy of which is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, and is incorporated by reference herein.

On May 5, 2025, the Company issued a press release announcing the T2 Transaction. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Form 6-K are forward-looking statements. These statements include, but are not limited to, the timing and completion of the T2 Transaction, including the satisfaction, in part or full of the conditions precedent to the issuance of the T2 Securities; the exercise by the Investors of the Warrants and pre-funded warrants to be issued in connection with the T2 Transaction; the Company’s expected use of the proceeds from the T2 Transaction; the Company’s expectations with respect to its clinical trials, including the results and timing of NATiV3; and potential regulatory submissions approvals and commercialization. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by the Company or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that the recommendation of the DSMB may not be indicative of a potential marketing approval, the Company cannot provide assurance on the impacts of the previously-announced Suspected Unexpected Serious Adverse Reaction (SUSAR) on the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that the Company is a clinical-stage company with no approved products and no historical product revenues, the Company has incurred significant losses since inception and has never generated any revenue from product sales, the Company requires additional capital to finance its operations, in the absence of which, the Company may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, the Company’s ability to obtain financing and to enter into potential transactions and the Company’s ability to satisfy in part or full the closing conditions for the T2 Transaction on the expected timing or at all, and whether, when and to what extent the Pre-Funded Warrants and the Warrants and other dilutive instruments may be exercised and by which holders, the Company’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of the Company’s and its partners’ clinical trials may not support the Company’s product candidate claims, the Company’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to the Company’s clinical trials, the Company’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, the Company’s ability to identify additional products or product candidates with significant commercial potential, the Company’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, the Company’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, the Company’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, the Company and its partners may encounter substantial delays beyond expectations in their clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of the Company and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside the Company’s and its partners’ control, the Company’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, the Company faces substantial competition and the Company’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions and the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this report on Form 6-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on April 15, 2025 for other risks and uncertainties affecting the Company, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which the Company is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this report on Form 6-K is as of the date of the report. Except as required by law, the Company has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, the Company accepts no liability for any consequences arising from the use of any of the above statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of T2 Subscription Agreement
99.2	Press Release, dated May 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: May 5, 2025	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer